UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

522015106

(CUSIP Number)

August 19, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015106

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). John H. Lewis
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,352,225
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,352,225
9.	Aggregate amount beneficially owned by each reporting person 1,352,225
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.2%
12.	Type of reporting person (see instructions) IN

CUSIP No. 522015106

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,352,225
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,352,225
9.	Aggregate amount beneficially owned by each reporting person 1,352,225
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 10.2%
12.	Type of reporting person (see instructions) IA, OO

CUSIP No. 522015106

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 718,843
	7.	Sole dispositive power 0
	8.	Shared dispositive power 718,843
9.	Aggregate amount beneficially owned by each reporting person 718,843
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.4%
12.	Type of reporting person (see instructions) PN

CUSIP No. 522015106

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital II, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 367,899
	7.	Sole dispositive power 0
	8.	Shared dispositive power 367,899
9.	Aggregate amount beneficially owned by each reporting person 367,899
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 2.8%
12.	Type of reporting person (see instructions) PN

CUSIP No. 522015106

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Spartan, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 265,483
	7.	Sole dispositive power 0
	8.	Shared dispositive power 265,483
9.	Aggregate amount beneficially owned by each reporting person 265,483
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 2.0%
12.	Type of reporting person (see instructions) PN

Item 1.

(a)	The name of the issuer is Learning Tree International, Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 13650 Dulles Technology Drive, Herndon, VA, 20171.

Item 2.

(a)	This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”) and Osmium Capital II, LP, a Delaware limited partnership (“Fund II”) and Osmium Spartan, LP, a Delaware limited partnership (“Fund III”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II and Fund III are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, and Fund III directly own the common shares reported in this Statement. Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II and Fund III (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 522015106.

Item 3.

Not applicable.

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 13,224,349 shares of Common Stock outstanding as of August 10, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2016 as filed with the SEC on August 15, 2016.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2016

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement*

*	Previously filed